SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Announces the Payment of Interest On Own Capital and Dividends” dated on April 07, 2010.

April 07, 2010 (2 pages)

For more information, contact:

Norair Ferreira do Carmo
TELESP, Sao Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(Sao Paulo, Brazil – April 07, 2010) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs its shareholders:

I – PAYMENT OF INTEREST ON OWN CAPITAL AND DIVIDENDS APPROVED BY THE 2010 GENERAL SHAREHOLDERS’ MEETING

The Company informs that it will be carried out starting on April 26, 2010, the payment of Interest On Own Capital deliberated on December 09, 2009 and approved by the General Shareholders’ meeting held on April 07, 2010, and Dividends approved at the same meeting as described bellow:

(i) INTEREST ON OWN CAPITAL DELIBERATED ON DECEMBER 9, 2009

The payment of Interest On Own Capital deliberated in the Board of Directors’ Meeting, held on December 9, 2009, and ratified in the General Shareholders’ Meeting held on April 07, 2010, to holders of common and preferred shares of the Company with equity position by the end of  December 30, 2009, according to the Announcement published in the press on December 10, 2009, in the amount of R$ 205,000,000.00 (two hundred and five million reais) and after withholding the income tax of 15%, its net amount is R$ 174,250,000.00 (one hundred and seventy four million, two hundred and fifty thousand reais) according to the table below.

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance with the article 28 of the Company’s Bylaws, the article 9 of the Law 9,249/95 and the article V of 207/96 CVM’s Deliberation, the value of the Interest On Own Capital was charged, by it’s net value, to the mandatory minimum dividend related to the fiscal year that it has been deliberated (2009).

(ii) 2009 DIVIDENDS APPROVED IN THE GENERAL SHAREHOLDERS’ MEETING ON APRIL 07, 2010

The first payment parcel of Dividends deliberated in the General Shareholders’ Meeting held on April 07, 2010, related to the fiscal year 2009, in the amount of R$ 800,000,000.00 (eight hundred million reais), to holders of common and preferred shares of the Company with equity position by the end of April 07, 2010, in accordance to the table below:

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

II – INCOME TAX WITHHOLDING

1 - Dividends
Dividends are exempt of Income Tax Withholding, according to the Law #9249/95.

2 – Interest On Own Capital
An income tax of 15% is withheld at the source when paying Interest On Own Capital, no income tax will be withheld in the case of immune or exempt legal entities that provide proof of such condition within the established deadline.

III– ADDITIONAL INFORMATION

Dividends not claimed within the period of 03 (three) years after the date of the payment beginning will be forfeited in favor of the Company (Law #6404 of December 15, 1976, Article 287, II, a).

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	April 07, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director